Exhibit 99.1

Date: September 11, 2015	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ADIRA ENERGY LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	October 06, 2015
Record Date for Voting (if applicable) :	October 06, 2015
Beneficial Ownership Determination Date :	October 06, 2015
Meeting Date :	November 10, 2015
120 Adelaide Street West
Meeting Location (if available) :	Suite 800, Toronto, ON, M5H 1T1
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	00687U707	CA00687U7078

Sincerely,

Computershare
Agent for ADIRA ENERGY LTD.